Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated January 22, 2018

Registration No. 333-210920

Pricing Term Sheet

T-MOBILE USA, INC.

$2,500,000,000

$1,000,000,000 4.500% Senior Notes due 2026

$1,500,000,000 4.750% Senior Notes due 2028

Pricing Supplement, dated January 22, 2018, to Preliminary Prospectus Supplement, dated January 22, 2018 (the “Preliminary Prospectus Supplement”), of T-Mobile USA, Inc. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined herein have the meanings given them in the Preliminary Prospectus Supplement.

Terms Applicable to 4.500% Senior Notes due 2026

Issuer	T-Mobile USA, Inc.

Title of Security	4.500% Senior Notes due 2026 (the “2026 notes”)

Aggregate Principal Amount	$1,000,000,000

Maturity	February 1, 2026

Coupon	4.500%

Public Offering Price	100.000% of principal amount, plus accrued interest from January 25, 2018

Yield to Maturity	4.500%

Spread to Treasury	+ 186 bps

Benchmark	UST 1.625% due February 15, 2026

Gross Proceeds Before Expenses	$1,000,000,000

Net Proceeds Before Expenses	$998,750,000

Optional Redemption	On or after the following dates at the following redemption prices plus accrued and unpaid interest, if any, to, but not including, the redemption date:

	Year	Percentage
	February 1, 2021	102.250%
	February 1, 2022	101.125%
	February 1, 2023 and thereafter	100.000%

Make-whole call	Prior to February 1, 2021 at a discount rate of Treasury plus 50 bps

Optional redemption with equity proceeds	At any time prior to February 1, 2021, up to 40% of the 2026 notes may be redeemed at 104.500% plus accrued and unpaid interest, if any, to, but not including, the redemption date

Change of Control Triggering Event	101%, plus accrued and unpaid interest, if any, to, but not including, the repurchase date

CUSIP/ISIN Numbers	CUSIP: 87264AAU9 ISIN: US87264AAU97

Terms Applicable to 4.750% Senior Notes due 2028

Issuer	T-Mobile USA, Inc.

Title of Security	4.750% Senior Notes due 2028 (the “2028 notes”)

Aggregate Principal Amount	$1,500,000,000

Maturity	February 1, 2028

Coupon	4.750%

Public Offering Price	100.000% of principal amount, plus accrued interest from January 25, 2018

Yield to Maturity	4.750%

Spread to Treasury	+ 209 bps

Benchmark	UST 2.250% due November 15, 2027

Gross Proceeds Before Expenses	$1,500,000,000

Net Proceeds Before Expenses	$1,498,125,000

Optional Redemption	On or after the following dates at the following redemption prices plus accrued and unpaid interest, if any, to, but not including, the redemption date:

	Year	Percentage
	February 1, 2023	102.375%
	February 1, 2024	101.583%
	February 1, 2025	100.792%
	February 1, 2026 and thereafter	100.000%

Make-whole call	Prior to February 1, 2023 at a discount rate of Treasury plus 50 bps

Optional redemption with equity proceeds	At any time prior to February 1, 2021, up to 40% of the 2028 notes may be redeemed at 104.750% plus accrued and unpaid interest, if any, to, but not including, the redemption date

Change of Control Triggering Event	101%, plus accrued and unpaid interest, if any, to, but not including, the repurchase date

CUSIP/ISIN Numbers	CUSIP: 87264AAV7 ISIN: US87264AAV70

Terms Applicable to All Notes

Interest Payment Dates	February 1 and August 1. The first interest payment date will be August 1, 2018

Use of Proceeds	To redeem up to $1.75 billion in aggregate principal amount of the Issuer’s 6.625% Senior Notes due 2023 and up to $600 million in aggregate principal amount of the Issuer’s 6.836% Senior Notes due 2023, with the balance to be used for general corporate purposes, including partial paydown of borrowings under the Issuer’s Revolving Credit Facilities.

Trade Date	January 22, 2018

Settlement Date	T+3 (January 25, 2018). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Denominations	$2,000 and integral multiples of $1,000

Form of Offering	SEC Registered (Registration No. 333-210920)

Joint Book-Running Managers	Deutsche Bank Securities Inc. Barclays Capital Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Additional Changes to Preliminary Prospectus Supplement

Deutsche Telekom AG (“DT”) has agreed to purchase $1,000,000,000 in aggregate principal amount of 4.500% Senior Notes due 2026 and $1,500,000,000 in aggregate principal amount of 4.750% Senior Notes due 2028 (the “new DT notes”) directly from the Issuer with no underwriting discount. DT has agreed that the payment for the new DT notes will be made by delivery of $1.25 billion in aggregate principal amount of 8.097% Senior Reset Notes due 2021 (the “2021 notes”) and $1.25 billion in aggregate principal amount of 8.195% Senior Reset Notes due 2022 (the “2022 notes”) held by DT and to have been called for redemption, in exchange for the new DT notes. In connection with such exchange, the Issuer will pay DT in cash the premium portion of the redemption price set forth in the indenture governing the 2021 notes and the 2022 notes, plus accrued but unpaid interest on the 2021 notes and the 2022 notes to, but not including, the exchange date. The closing of the issuance and sale of the new DT notes to DT, and exchange of the 2021 notes and 2022 notes, is expected to occur on or about April 30, 2018. The new DT notes will have substantially the same terms and conditions as each of the 2026 notes and 2028 notes, as applicable, other than issue date, issue price, registration rights and CUSIP. In addition, the new DT notes will be issued under separate supplemental indentures and will each constitute a separate series from the notes offered hereby for all purposes, including voting; provided that if the Issuer exercises its rights in respect of a series of notes offered hereby, the Issuer will be required to exercise the same rights in respect of the new DT notes of the corresponding series on an equal and ratable basis.

Other information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer has filed a registration statement (Registration No. 333-210920) (including a Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement, the related Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC, including those incorporated by reference into the Preliminary Prospectus and Preliminary Prospectus Supplement, for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the Preliminary Prospectus and related Preliminary Prospectus Supplement if you request it by contacting Deutsche Bank Securities Inc. at Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, New York 10005-2836, by telephone at +1 (800) 503-4611 or by email at prospectus.cpdg@db.com.

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